UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PROGRESS SOFTWARE CORPORATION

(Name of issuer)

Common Stock, $0.01 par value

(Title of class of securities)

743312100

(CUSIP number)

Praesidium Investment Management Company, LLC 747 Third Avenue, 35th Floor New York, NY 10017 Tel. No.: (212) 821-1495

(Name, address and telephone number of person authorized to receive notices and communications)

March 14, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 743312100	Page 2 of 7 Pages

(1)	Names of reporting persons Praesidium Investment Management Company, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (Funds from Investment Advisory Clients)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,069,556
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,272,237
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,272,237
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.3%
(14)	Type of reporting person (see instructions) IA

SCHEDULE 13D

CUSIP No. 743312100	Page 3 of 7 Pages

(1)	Names of reporting persons Kevin Oram
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (Funds from Investment Advisory Clients)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,069,556
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,272,237
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,272,237
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.3%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 743312100	Page 4 of 7 Pages

(1)	Names of reporting persons Peter Uddo
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (Funds from Investment Advisory Clients)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,069,556
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,272,237
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,272,237
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.3%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

Page 5 of 7 Pages

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed on behalf of (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company (“Praesidium”), (ii) Kevin Oram and (iii) Peter Uddo (together with Praesidium and Mr. Oram the “Reporting Persons”) with the United States Securities and Exchange Commission on December 19, 2011 (the “Schedule 13D”), relating to common stock (“Common Stock”), of Progress Software Corporation, a Massachusetts corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Item 3.	Source and Amount of Funds

The net investment costs (including commissions, if any) of the shares of Common Stock directly owned by the Accounts is approximately $21.37 per share.

Item 4 of the Schedule 13D is hereby amended by adding the following:

Item 4.	Purpose of Transaction

Praesidium has a long-term, multi-year investment horizon and frequently interacts with management teams of issuers in which it invests to propose strategic ideas. As a shareholder in the Issuer, Praesidium looks forward to continuing to work in a constructive and collaborative manner with the Issuer’s management and board of directors (the “Board”) analyzing value enhancing ideas. Praesidium has significant experience in investing in enterprise software companies. It believes, based on its research of the Issuer’s various business segments and underlying products, that the Issuer possesses a unique collection of valuable software assets that are meaningfully undervalued by the market. Praesidium has communicated to the Issuer’s management and Board, both verbally and in writing, its ideas concerning specific initiatives, which include, among other things, the spin-off or sale of certain assets and strategic acquisitions the Issuer could pursue to unlock shareholder value and capture long-term growth opportunities.

Additionally, solely for informational and discussion purposes, the Reporting Persons have informally had communications and intend to continue to have communications with one or more officers, members of Board, representatives, shareholders of the Issuer and other relevant parties concerning topics such as the business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans of the Issuer. The Reporting Persons have discussed, and will continue to discuss, ideas that, if effectuated, may result in any of the following: a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, changes in the Board or management of the Issuer and other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Page 6 of 7 Pages

The Reporting Persons may purchase, sell or transfer Common Stock beneficially owned by them from time to time in public transactions depending on economic considerations and, subject to the below, the results of such communications. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Item 5.	Interest in Securities of the Issuer

(a) — (b) The Reporting Persons beneficially own 3,272,237 shares of Common Stock, which represents 5.3% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of shares of Common Stock beneficially owned by each Reporting Person as of March 14, 2012 as set forth in this Schedule 13D, by (ii) the 61,995,000 shares of Common Stock outstanding as of January 23, 2012, according to the Issuer’s Current Report on Form 10-K filed with the Securities and Exchange Commission on January 30, 2012.

Praesidium, in its capacity as investment manager to the Accounts has sole power to vote 3,069,556 shares of Common Stock and the power to dispose of the 3,272,237 shares of Common Stock held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to beneficially own the Common Stock held in the Accounts.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.

(d) Not Applicable.

(e) Not Applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit1.	Joint filing agreement by and among the Reporting Persons.

Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2012

PRAESIDIUM INVESTMENT MANAGEMENT COMPANY, LLC

By:	/s/ Kevin Oram
Name:	Kevin Oram
Title:	Managing Member

KEVIN ORAM

By:	/s/ Kevin Oram

PETER UDDO

By:	/s/ Peter Uddo